MATTHEW ROSSITER	December 28, 2016	EMAIL MROSSITER@FENWICK.COM Direct Dial (415) 875-2372

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention:	Christian Windsor
Irene Paik
Tabatha McCullom
Mary Mast

Re:	AnaptysBio, Inc.
Registration Statement on Form S-1 Initially Filed September 9, 2015 File No. 333-206849

Ladies and Gentlemen:

On behalf of AnaptysBio, Inc. (the “Company”), we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 30, 2016, relating to the above-referenced registration statement on Form S-1 originally filed by the Company with the Commission on September 9, 2015 (File No. 333-206849) (the “Registration Statement”) that was most recently amended by Amendment No. 6 filed with the Commission on December 28, 2016 (the “Amendment”).

The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter addressing the comment in the Staff’s letter.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 28, 2016

Prospectus Summary

Our Product Candidates, page 1

1.	We refer to your revised pipeline tables here and on page 78. Your tables suggest that you have completed each of the trials that you are currently conducting; however, your disclosures indicate that your preclinical or clinical trials remain ongoing. For example, and without limitation, your tables suggest that you have completed Phase 1 trials of ANB020 for three indications but your disclosures in the paragraphs immediately below each table indicate that your Phase 1 trials remain ongoing. Accordingly, please revise your tables to clarify the current development status for each product candidate and indication, or advise. In addition, revise the tables to include a column illustrating your need to conduct Phase 3 trials prior to commercialization.

The Company advises that in response to the Staff’s comments we have revised the disclosures on pages 2 and 78 of the Registration Statement.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

December 28, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2372 or, in my absence, Robert Freedman at (650) 335-7292.

Sincerely,

/s/ Matthew Rossiter

Matthew Rossiter

cc:	Via E-mail

Hamza Suria

AnaptysBio, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Melissa V. Frayer, Esq.

Fenwick & West LLP

Charles Kim, Esq.

Cooley LLP